November 23, 2004

VIA EDGAR (Correspondence Filing)

Ms. Patsy Mengiste
Securities and Exchange Commission
450 Fifth Street, N.W.
(Mail Stop 05-05)
Washington, D.C. 20549-5005

ATTN:           Document Control - EDGAR

RE:             AXP Investment Series, Inc.
                         AXP Diversified Equity Income Fund
                         AXP Mid Cap Value Fund
                         AXP Mutual
                         Post-Effective Amendment No. 112 ("Amendment No. 112") File Nos. 2-11328/811-54

Dear Ms. Mengiste:

In connection with Amendment No. 112, the Registrant hereby acknowledges the following:

         The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact Christopher O. Petersen at (612) 671-4321 or Katina Walker at (612) 671-6990.

Sincerely,


/s/ Leslie L. Ogg
-------------------------------------
    Leslie L. Ogg
    Vice President, General Counsel and Secretary